Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold”)
RANDGOLD RESOURCES LIMITED ANNOUNCES SALE OF KIAKA PROJECT LICENSE TO VOLTA RESOURCES LIMITED IN EXCHANGE FOR CASH AND COMMON SHARES OF VOLTA
London, United Kingdom, 20 November 2009 — Randgold Resources Limited (“Randgold”) today announced that it completed, pursuant to an acquisition agreement dated October 15, 2009 between Randgold and Volta Resources Inc (“Volta”), its previously announced sale of its interest in the Kiaka license, camp assets and licence data to Volta in exchange for cash consideration of C$4,000,000 and an aggregate of 20,000,000 common shares of Volta (“Common Shares”). As a result of this transaction, based on publicly available information, Randgold will hold 20,000,000 Common Shares, representing approximately 27.3% of the issued and outstanding Common Shares, acquired pursuant to an asset acquisition exemption under applicable securities laws. All of the shares have been placed in escrow pending proof of recordation of the licence comprising the Kiaka Gold Project into Volta’s name. The cash consideration will be paid in equal instalments on the dates that are 6, 12, 18 and 24 months following the closing date.
The Common Shares were acquired by Randgold for investment purposes. Randgold may from time to time increase or decrease its holdings of Common Shares or other securities of Volta.
For further information, or to obtain a copy of Randgold’s early warning report filed under applicable securities laws, please contact:
Randgold Resources Limited
La Motte Chambers
La Motte Street
St Helier
Jersey JE1 1BJ
Channel Islands
RANDGOLD RESOURCES ENQUIRIES

Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
Chief Executive	Financial Director	Investor & Media Relations
Tel: +44 788 071 1386	Tel: +44 779 614 4438	Tel: +44 20 7557 7738
Tel: +44 779 775 2288	Tel: +44 1534 735 333	Email : randgoldresources@dpapr.com
Website: www.randgoldresources.com